1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 19, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Credit Income Fund

Files Nos. 333-236669 and 811-23211

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone regarding the post-effective amendment to the Registration Statement on Form N-2 (“PEA 1”) of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on September 2, 2020. PEA 1 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended, to reflect Class A-3 shares, a new share class of the Fund, and to make certain other changes to the Fund’s registration statement. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 2 (“PEA 2”) to the Fund’s registration statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: Please update the cover page to PEA 1 to reflect the recent updates to Form N-2.

Response: The cover page has been revised accordingly.

Comment 2: Please consider whether the “Emerging Markets Risk” factor on page 13 of the prospectus should be revised to disclose the risks related to the lower quality and lesser availability of financial information.

Response: The Fund will make the requested changes.

Comment 3: The section entitled “Sales Charge - Class A-2 and Class A-4 Common Shares” on page 74 of the prospectus notes that Class A-2 and Class A-4 shares are subject to a 3.00% maximum sales charge. However, the tables that follow indicate a sales charge of 2.00% for Class

Anu Dubey October 19, 2020 Page 2

A-2 and Class A-4. Please revise the disclosure for consistency, or else supplementally explain the discrepancy.

Response: We respectfully acknowledge your comment. The Fund notes that the Board of Trustees approved a maximum sales charge of 3.00% for Class A-2 and Class A-4 shares. However, the Fund has elected to have the sales charge schedule top out at 2.00%. If market expectations change, the Fund may elect to raise the sales charge to as high as 3.00% in the future.

Comment 4: The Staff notes that the “Sales at Net Asset Value” paragraph on page 76 of the prospectus describes certain categories of account holders that may purchase shares without an initial sales charge, including “individuals or accounts having certain relationships with the Fund, certain of its affiliates, certain broker-dealers or the Distributor.” Please revise the disclosure to identify with greater specificity who is included in category.

Response: The Fund will revise the disclosure as follows:

In addition to the programs summarized above, Class A-2 and Class A-4 Common Shares, which are available for purchase only through a broker-dealer or other financial firm, may be sold at NAV without an initial sales charge to certain types of accounts or account holders, including: current or former Trustees, officers and employees of the Fund or PIMCO, and by directors, officers and current or former employees of the Distributor or certain of PIMCO’s affiliates if the account was established while employed; individuals purchasing shares through certain types of omnibus or wrap accounts;~~individuals or accounts having certain relationships with the Fund, certain of its affiliates, certain broker-dealers or the Distributor~~; ~~individuals purchasing shares through certain types of omnibus or wrap accounts;~~ investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; retirement plans that are maintained or sponsored by financial firms, provided the financial firms have entered into an agreement with the Distributor related to such plans; investors making certain purchases following the announcement of a Fund or share class liquidation or following certain share class conversions; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale. Please see the SAI for additional details.

Comment 5: In the first sentence of the section entitled “Acceptance and Timing of Purchase Orders” on page 78 of the prospectus, please delete the words “Under normal circumstances.”

Anu Dubey October 19, 2020 Page 3

Response: The Fund respectfully notes that the “Acceptance and Timing of Purchase Orders” section of the Prospectus says the following (emphasis added):

Under normal circumstances, a purchase order received by the Fund or its designee prior to the NYSE Close, on a day the Fund is open for business, together with payment made in one of the ways described above will be effected at that day’s NAV plus any applicable sales charge. An order received after the NYSE Close will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the NYSE Close and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm.

Accordingly, because there are limited exceptions as described above, the Registrant respectfully submits that “Under normal circumstances” is applicable in this context and therefore declines to make any changes.

Comment 6: Please revise the “Incorporation by Reference” section on page A-1 of the prospectus to delete references to the Fund’s ability to forward incorporate by reference, including deletion of the first sentence of the first paragraph of that section.

Response: The Fund will make the requested change.

Comment 7: Please include a hyperlink to the Fund’s N-CSR filing in Item 25 of Part C.

Response: The Fund will make the requested change.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:       Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Anu Dubey October 19, 2020 Page 4

 Nathan Briggs, Ropes & Gray LLP